T. ROWE PRICE STATE TAX-FREE INCOME TRUST

(“Trust”)

PLAN PURSUANT TO RULE 18f-3

 The Trust hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 (“1940 Act”), with respect to the New York Tax-Free Bond Fund (“Fund”), setting forth the separate arrangement and allocation of income, realized gains and losses, unrealized appreciation and depreciation, and expenses of each class of shares. Any material amendment to this plan is subject to prior approval of the Board of Trustees, including a majority of the independent Trustees.

EXPENSES

NEW YORK TAX-FREE BOND FUND (“Investor Class Shares”)

Investor Class Shares shall bear all expenses incurred directly on behalf of the Investor Class Shares (“Class Level Expenses”). Investor Class Shares shall also bear that portion of the Fund’s expenses not incurred directly by a particular class (“Fundwide Expenses”) as the net assets of the Investor Class Shares bear to the net assets of the Fund.

NEW YORK TAX-FREE BOND FUND—I CLASS (“I Class Shares”)

I Class Shares shall bear all expenses incurred directly on behalf of the I Class Shares (“Class Level Expenses”). I Class Shares also bear that portion of Fundwide Expenses as the net assets of the I Class Shares bear to the net assets of the Fund.

INCOME AND GAIN/LOSS ALLOCATIONS

  Income, realized gains and losses, and unrealized appreciation and depreciation will be allocated to each class on the basis of the net assets of that class in relation to the net assets of the Fund.

DIVIDENDS AND DISTRIBUTIONS

  Dividends and other distributions paid by the Fund to each class of shares will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class may be different from that paid by another class generally only because of differing Class Level Expenses borne by each class.

EXCHANGE PRIVILEGE

  Each class of shares is exchangeable for the other class of shares or for the same or other classes of shares of any T. Rowe Price mutual fund subject to the conditions of any such fund’s then-current prospectus.

GENERAL

  Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangements and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

  On an ongoing basis, the Board of Trustees, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Fund for the existence of any material conflicts among the interests of its several classes. The Board of Trustees, including a majority of the independent Trustees, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop. T. Rowe Price Associates, Inc. will be responsible for reporting any potential or existing conflicts to the Board of Trustees.

  Effective as of July 6, 2017.

CAPS\Documents\Agreements\Rule18F3 Agreements\NYB-YBIRule18F3.docx